UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Silver Point Private Credit Fund

(Name of Issuer)

Silver Point Private Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Steven Weiser

Two Greenwich Plaza, Suite 1

Greenwich, Connecticut 06830

(203) 542-4200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is Silver Point Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Maryland statutory trust. The principal executive office of the Fund is located at Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830 and the telephone number is (203) 542-4200.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest, par value $0.01 per share (the “Shares”) or portions thereof. As of the close of business on September 30, 2026, there were 20,604,943 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,030,247 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of September 30, 2026.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Silver Point Private Credit Fund Management, LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830 and its telephone number is (203) 542-4200. The members of the Fund’s Board of Trustees (the “Board”) are Laurence Austin, Steven Brown, Kristen Clark, Anthony DiNello and Paul Shang (each, a “Trustee”). The Chief Executive Officer is Anthony DiNello, the Chief Financial Officer is Jesse Dorigo and the Chief Compliance Officer is James Kasmarcik. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,030,247 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 7, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of December 31, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by U.S. Bancorp Fund Services, LLC, the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on December 7, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial advisor (instead of directly to U.S. Bancorp Fund Services, LLC). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)

Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)

None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 30, 2026, the following persons own the number of Shares indicated in the below table.

Name and address(1)	Shares Owned	Percentage of common shares currently outstanding
Laurence M. Austin	37,509	*
Steven E. Brown	None	*
Paul Shang	None	*
Kristen Clark	None	*
Anthony DiNello	None	*
Jesse Dorigo	None	*
James Kasmarcik	None	*

*	Less than 1%.

(1)	The address for all of the Fund’s officers and trustees is c/o Silver Point Private Credit Fund, Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the acceptance of subscriptions for Shares, there have been no transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited financial statements of the Fund dated December 31, 2025 and unaudited financial statements of the Fund dated September 30, 2026 filed with the SEC on EDGAR on March 31, 2026 and expected to be filed on November 11, 2026, respectively, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a) (1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Form of Promissory Note.

(vi)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER POINT PRIVATE CREDIT FUND

By:	/s/ James Kasmarcik
Name:	James Kasmarcik
Title:	Chief Compliance Officer

Dated: November 6, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.

107	Filing Fee Table